Filed by Isos Acquisition Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Isos Acquisition Corporation

File No.: 333-258080

Brett Parker Interview with TD Ameritrade Network

Thu, 8/19 4:37PM • 5:53

SPEAKERS

Oliver Renick (TD Ameritrade Network), Brett Parker (Bowlero)

Oliver Renick (TD Ameritrade Network) 00:00

… and now it’s bringing on more businesses into its lineup for entertainment offerings that is, we’re going to be able to still go out and have a good time let’s bring in the President and CFO back with us from Bowlero Corp, Brett Parker. Brett, wanted to check in on how things are going as right now we’re seeing some restrictions start to come into place again and mask wearing concerns about what the latest delta wave of course. What do you guys see in the business right now?

Brett Parker (Bowlero) 00:27

Very well. Nice to see again Oliver thanks for having me back. You know, like maybe surprisingly maybe not. We have not seen any appreciable change in the trajectory of our business as COVID – the delta variant has, has come forward.

Oliver Renick (TD Ameritrade Network) 00:43

Wow

Brett Parker (Bowlero) 00:44

You know, as of May, when we talked about this last time, but as of May, you know, we had already crossed doing higher than all of the pre-pandemic revenue by June that had accelerated and those trends have continued. We don’t have any sense that our guests are changing their behavior in any material way. So where, you know, there have been some incremental restrictions, it’s all been around mask wearing, which I think people are willing to tolerate in order to go out and be social, which is what they want to do. And you know the business continues to perform very well, so we’re happy with where we are, obviously, you know, we prefer to see the variant tamped down more for humanitarian reasons then for for business ones. But you know, I think we’re, based on how we’ve done so far, I don’t see a material change coming.

Oliver Renick (TD Ameritrade Network) 01:37

It seems like it still have quite a bit of confidence as you just completed the acquisition of Bowl America which was a traded stock BW L dash a, and this is going to give you access to Florida, Virginia, Maryland, as being raised in Virginia, one of the spots you’re in is Tyson’s Corner. I know that’s a pretty big popular area that folks around that whole region in northern Virginia travel to. So what does that mean for the business and you just keep running them as they worry? You want to make changes? How’s that gonna work?

Brett Parker (Bowlero) 02:08

Yeah, so I mean what the, you know, the Bowl America business, it’s 17 locations really very similar to what AMF was when we acquired it. Very traditional bowling centers that have been around a long time. They’re part of their communities. But, you know, they haven’t been invested in, in a long time. So yeah, I think the majority of them will move mark – up-market - over time as we invest in them and improve their performance, and, you know, bring them in line with what we’ve done throughout the rest of the portfolio. Then, you know, in addition to those 17, since we last spoke, we also acquired a three center chain in Pennsylvania and Redding and outside of Philly, two centers in California one down south in Goleta, one in Northern California in Brentwood. And, you know, we just continue to make progress. So 22 new locations that is, you know, in the in the very recent past. And then you mentioned Tyson’s. That’s one of two. One in Tyson’s Corner and one in Oxnard, California, which is a long way away physically but pretty similar in a lot of other ways –

Oliver Renick (TD Ameritrade Network) 03:19

- That’s a lot of bowling –

Brett Parker (Bowlero) 03:21

- markets where we’re building. Yeah, well, and that’s where we’re building new centers right now.

Oliver Renick (TD Ameritrade Network) 03:26

Brett when you say these new locations, you expect them to move up-market can you define what that means? Is that higher price points? Is so different type of, you know, average ticket price? So what does that look like?

Brett Parker (Bowlero) 03:41

Well, there is some price increase but that really comes as a consequence of enhancing the offering. So, you know, if you think about a hotel property that has existed for a long time as a Holiday Inn and someone comes in and redevelops it as a Westin

Oliver Renick (TD Ameritrade Network) 03:58

Sure

Brett Parker (Bowlero) 04:00

The box is the same. Yes, the price went up, but the value also probably went up.

Oliver Renick (TD Ameritrade Network) 04:04

Okay.

Brett Parker (Bowlero) 04:05

Then you have, you know, just a substantially higher offering. So that’s, you know, effectively within our existing business. It would be like moving from AMF to Bowlero.

Oliver Renick (TD Ameritrade Network) 04:13

Okay, so while it’s still not quite public yet, expect to be listed under the ticker BOWL. And I believe that’s next, or sorry, this quarter right October you’re expecting to debut on public market.

Brett Parker (Bowlero) 04:28

October is to go yes

Oliver Renick (TD Ameritrade Network) 04:29

Okay. So Brett, some of these details, financial, not sure how much you can tell us, as still a private enterprise. But what is all this going to mean in terms of what investors can expect on expenses. Bottom line, it sounds like some of this is going to take some work, right, as you’re integrating these transactions into your business? Does that mean we should expect some CAPEX? We should expect some spending from Bowlero?

Brett Parker (Bowlero) 04:53

Well, there definitely will be CAPEX associated with these transactions, but these were also all in line with what was contemplated when we filed our S4 –

Oliver Renick (TD Ameritrade Network) 05:02

Okay.

Brett Parker (Bowlero) 05:03

- about a month ago. So the Bowl America acquisition had been announced in May. So that was in the model that was put out, and then the other centers, you know, they’re sort of all exist within an indicative range as we do this M&A. So the answer is, on a discrete basis, yes, there will be incremental expenses and incremental CAPEX but it will be inside or we anticipate that it will remain inside of what we’ve planned.

Oliver Renick (TD Ameritrade Network) 05:31

Got it, okay, Brett. Thanks for catching us up on the latest. Sounds like exciting stuff and looking forward to talking to you when you guys are public.

Brett Parker (Bowlero) 05:40

Later, talk soon.

Oliver Renick (TD Ameritrade Network) 05:41

Absolutely. Brett Parker, President and Chief Financial Officer at Bowlero. Soon coming – B O W L will be the ticker expected. All right, let’s talk some charts ….

***

About Bowlero Corp

Bowlero Corp is the worldwide leader in bowling entertainment, media and events. With more than 300 bowling centers across North America, Bowlero Corp serves over 26 million guests each year through a family of brands that includes Bowlero, Bowlmor Lanes, and AMF. In 2019, Bowlero Corp acquired the Professional Bowlers Association, the major league of bowling, which boasts thousands of members and millions of fans across the globe. For more information on Bowlero Corp, please visit BowleroCorp.com.

About Isos Acquisition Corporation

Isos Acquisition Corporation (NYSE: ISOS.U) is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. The Company is led by Co-Chief Executive Officers George Barrios and Michelle Wilson. For more information on Isos Acquisition Corporation, please visit www.isosacquisitioncorp.com.

Important Information and Where to Find It

This communication relates to a proposed transaction between Isos and Bowlero. Isos has filed a registration statement on Form S-4, which includes a preliminary proxy statement for the solicitation of Isos shareholder approval and a prospectus for the offer and sale of Isos securities in the transaction. Isos will file a definitive proxy statement/prospectus, and will file other relevant documents with the Securities and Exchange Commission (“SEC”) to be used at its extraordinary general meeting of shareholders to approve the proposed transaction with Bowlero. The definitive proxy statement/prospectus will be mailed to shareholders as of a record date to be established for voting on the proposed business combination. INVESTORS AND SECURITY HOLDERS OF ISOS AND BOWLERO ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/ PROSPECTUS INCLUDED THEREIN, AND OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and other documents containing important information about Isos and Bowlero as and when such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Isos in the Investor Relations section of Isos’ website at www.isosacquisitioncorp.com/investor-relations.

Participants in the Solicitation

Isos, Bowlero and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies of Isos’ shareholders in connection with the proposed transaction. Investors and securityholders may obtain more detailed information regarding the names and interests in the proposed transaction of Isos’ directors and officers in Isos’ filings with the SEC, including Isos’ preliminary proxy statement/prospectus filed with the SEC on Form S-4 and Isos’ prospectus in connection with its initial public offering, which was filed with the SEC on Form S-1. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Isos’ shareholders in connection with the proposed business combination is set forth in the preliminary proxy statement/prospectus.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transactions. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended (the “Securities Act”).

Forward Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed transactions and CF III. Isos’ and Bowlero’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Isos’ and Bowlero’s expectations with respect to future performance and anticipated financial impacts of the proposed transaction.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Isos’ and Bowlero’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the approvals, timing, and ability to complete the proposed business combination; (2) the benefits of the proposed business combination, including future financial and operating results of the combined company; (3) the impact of COVID-19 or other adverse public health developments; (4) costs related to the proposed business combination; (5) changes in applicable laws or regulations; (6) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; and (7) other risks and uncertainties that set forth in the preliminary proxy statement/prospectus filed on Form S-4 with the SEC and as indicated from time to time in Isos’ filings with the SEC. Forward looking statements speak only as of the date they are made. Except as required by law, neither Isos nor Bowlero has any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.